As filed with the Securities and Exchange Commission on August 13, 1998
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                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               ------------

                              SCHEDULE 14D-1
                             (Amendment No. 1)

                Tender Offer Statement Pursuant to Section
              14(d)(1) of the Securities Exchange Act of 1934
                      DECRANE AIRCRAFT HOLDINGS, INC.
                         (Name of Subject Company)

                       DLJ MERCHANT BANKING II, L.P.
                       DLJ MERCHANT BANKING II, INC.
                          DECRANE ACQUISITION CO.
                                 (Bidders)

                               COMMON STOCK
                      (Title of Class of Securities)

                               ------------

                                 243662103
                              (Cusip Number)


                               Thompson Dean
                c/o DLJ Merchant Banking Partners II, L.P.
                              277 Park Avenue
                            New York, NY 10172
                         Telephone: (212) 892-3000
                  (Name, Address and Telephone Number of
                   Person Authorized to Receive Notices
                  and Communications on Behalf of Bidder)


                                 Copy to:
                           George R. Bason, Jr.
                           Davis Polk & Wardwell
                           450 Lexington Avenue
                         New York, New York 10017
                         Telephone: (212) 450-4000

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               This Amendment No. 1 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") originally filed on July 22, 1998 by DeCrane Acquisition Co., a Delaware corporation ("Bidder"), relating to the offer by Bidder to purchase all of the issued and outstanding shares of Common Stock, par value $0.01 per share, of DeCrane Aircraft Holdings, Inc., a Delaware corporation, at a price of $23.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal.

               All capitalized terms used in this Amendment without definition have the meanings attributed to them in the Section 14D-1.

               The items of the Schedule 14D-1 set forth below are hereby amended and supplemented as follows:

               Item 2.  Identity and Background.

               (a) Item 2 of the Schedule 14D-1 is hereby amended by adding the words ", DLJ Merchant Banking II, L.P. ("DLJMB") and DLJ Merchant Banking II, Inc. (together with DLJMB, the "Co-bidders")" after the word "Bidder" in the first sentence of Item 2 of the Schedule 14D-1 and before the period at the end of the first sentence of Item 2 of the Schedule 14D-1.

               (b) Item 2 of the Schedule 14D-1 is hereby amended by replacing the words "Neither Bidder, nor, to the best knowledge of Bidder" with the words "None of Bidder or the Co-bidders, nor, to the best knowledge of Bidder or any Co-bidder" in the third sentence of Item 2 of the Schedule 14D-1.

               Item 4.  Source and Amount of Funds or Other Consideration.

               Item 4(a) of the Schedule 14D-1 is hereby amended by adding the following new paragraph immediately prior to the last paragraph of Section 9 "Source and Amount of Funds."

               It is anticipated that each DLJMB Fund listed below will purchase Parent Common Stock having a cash purchase price equal to the amount set forth opposite such DLJMB Fund below.

                           DLJMB FUND                       AMOUNT
                           ----------                       ------

     DLJ Merchant Banking Partners II, L.P.                $40,945,141

     DLJ Merchant Banking Partners II-A, L.P.               $1,630,625

     DLJ Offshore Partners II, C.V.                         $2,013,468

     DLJ Diversified Partners, L.P.                         $2,393,838

     DLJ Diversified Partners-A, L.P.                         $888,990

     DLJ Millennium Partners, L.P.                            $662,037

     DLJ Millennium Partners-A, L.P.                          $129,125

     DLJMB Funding II, Inc.                                 $7,269,605

     DLJ First ESC, L.P.                                       $78,788

     DLJ ESC II, L.P.                                       $7,721,212

     DLJ EAB Partners, L.P.                                   $183,838

     UK Investment Plan 1997 Partners                       $1,083,333


               Item 10.  Additional Information.

               (a) Item 10(f) of the Schedule 14D-1 is hereby amended by amending the second paragraph of the Introduction of the Offer to Purchase so that the paragraph reads in its entirety as follows:

          The Offer is conditioned upon, among other things, (1) there being validly tendered and not withdrawn prior to the Expiration Date (as hereinafter defined) a number of Shares which, together with the Shares then owned by the Purchaser, would represent at least a majority of the total number of outstanding Shares on a fully diluted basis (the "Minimum Tender Condition") and (2) there being available to the Purchaser sufficient funds to pay when due the aggregate purchase price for the Shares to be purchased in the Offer, to consummate the Merger, to repay all of the Company's and its subsidiaries' indebtedness together with any interest, premium or penalties payable in connection therewith, to provide the Company with a reasonable amount of working capital financing and to pay related fees and expenses (the "Financing Condition").

               (b) Item 10(f) of the Schedule 14D-1 is hereby amended by amending the first sentence of the first paragraph of Section 2 "Acceptance for Payment and Payment" of the Offer to Purchase so that the sentence reads in its entirety as follows:

          Upon the terms and subject to the conditions of the Offer, the Purchaser will accept for payment and pay for all Shares validly tendered by the Expiration Date and not withdrawn promptly after the later of the Expiration Date and the expiration or termination of the applicable waiting period under the HSR Act.

               (c) Item 10(f) of the Schedule 14D-1 is hereby amended by amending the third sentence of the penultimate paragraph of Section 7 "Certain Information Concerning the Company" of the Offer to Purchase so that the paragraph reads in its entirety as follows:

          In the course of the discussions between representatives of DLJMB and the Company (see Section 10), certain projections of future operating performance were furnished to DLJMB's representatives. These projections were not prepared with a view to public disclosure or compliance with published guidelines of the Commission or the guidelines established by the American Institute of Certified Public Accountants regarding projections, and are included in this Offer to Purchase only because they were provided to DLJMB. None of DLJMB, the Purchaser, the Company, any of their financial advisors or the Dealer Manager can provide any assurances as to the accuracy of the projected outcomes or completeness of the projections, and the inclusion of such projected information in this Offer to Purchase should not be regarded as an indication that any of such persons consider such projected outcomes to be accurate or reliable. In addition, these projections are based upon a variety of assumptions relating to the businesses of the Company which may not be realized and are subject to significant competitive uncertainties and contingencies beyond the control of the Company. There can be no assurances that the projections will be realized, and actual results may vary materially from those shown.

             (d) Item 10(f) of the Schedule 14D-1 is hereby amended by amending the first paragraph of Section 15 "Certain Conditions of the Offer" of the Offer to Purchase so that the paragraph reads in its entirety as follows:

          Notwithstanding any other provision of the Offer, the Purchaser shall not be required to accept for payment or pay for any Shares, and may terminate the Offer as provided in Section 14, if (x) prior to the Expiration Date (i) the Minimum Tender Condition shall not have been satisfied, (ii) the applicable waiting period under the HSR Act in respect of any of the transactions contemplated by the Merger Agreement shall not have expired or been terminated or (iii) the Financing Condition shall not have been satisfied or (y) at any time on or after July 22, 1998, and prior to the Expiration Date, any of the following conditions exist:


                                 SIGNATURE

               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 13, 1998

                                        DLJ MERCHANT BANKING II, L.P.

                                        By: DLJ Merchant Banking II, Inc.



                                        By: /s/  Ivy Dodes
                                            ----------------------------------
                                            Name:  Ivy Dodes
                                            Title:  Vice President




                                        DLJ MERCHANT BANKING II, INC.





                                        By: /s/  Ivy Dodes
                                            ----------------------------------
                                            Name:  Ivy Dodes
                                            Title: Vice President




                                        DECRANE ACQUISITION CO.




                                        By: /s/ Timothy J. White
                                            ----------------------------------
                                            Name:  Timothy J.  White
                                            Title: Vice President